UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TCW DIRECT LENDING VIII LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Andrew Bowden, Esq.

Executive Vice President and General Counsel

The TCW Group, Inc.

515 South Flower Street

Los Angeles, CA 90071

(213) 244-0000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Vadim Avdeychik, Esq.

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO-C”) is filed by TCW Direct Lending VIII LLC (“DL VIII”), a Delaware limited liability company that is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). This Schedule TO relates solely to preliminary communications made before the commencement of the offer to exchange (the “Exchange Offer”) outstanding common limited liability company units of DL VIII (“Units”) for an equivalent number of limited liability company units of TCW Specialty Lending LLC, a Delaware limited liability company and wholly owned subsidiary of DL VIII (“Perpetual BDC”) that will operate as a closed-end, non-diversified management investment company and will elect to be regulated as a BDC under the 1940 Act, upon the terms and subject to the conditions expected to be set forth in an offer to exchange (the “Offer to Exchange”) and in the related letter of transmittal and instructions thereto (the “Letter of Transmittal”).

Additional Information about the Transaction and Where to Find It

The Exchange Offer described in this communication has not yet commenced, and this communication is neither a recommendation, nor an offer to exchange nor a solicitation of an offer to exchange any Units or any other securities. On the commencement date of the Exchange Offer, a tender offer statement on Schedule TO-I (the “Schedule TO-I”), including an Offer to Exchange, a Letter of Transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by DL VIII. The Exchange Offer will only be made pursuant to the Offer to Exchange, the Letter of Transmittal and related documents filed as a part of the Schedule TO-I. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE SCHEDULE TO-I REGARDING THE EXCHANGE OFFER, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND UNITHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR DL VIII UNITS, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. The tender offer materials (including the Offer to Exchange and the related Letter of Transmittal), will be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents, DL VIII files annual, quarterly and current reports and other information with the SEC. You may read any reports, statements or other information filed by DL VIII with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements regarding the Exchange Offer timing and expected features of the Perpetual BDC (including expected liquidity features, ability to accept new investors and fee arrangements). These statements are based on current expectations and are subject to risks, uncertainties and changes in circumstances. Actual outcomes may differ materially. The definitive terms and conditions of any exchange offer will be set forth in the Offer to Exchange and related materials to be distributed and filed with the SEC.

Item 12.	Exhibits.

99.1	Cover Email to Notify Investors of Split-Off Transaction in Advance of Exchange Offer Launch, dated January 8, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2026

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Chief Financial Officer